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                           July 21, 2021

       Lisa Ricciardi
       Chief Executive Officer
       COGNITION THERAPEUTICS INC
       2403 Sidney Street
       Pittsburgh, Pennsylvania 15203

                                                        Re: COGNITION
THERAPEUTICS INC
                                                            Registration
Statement on Form S-1
                                                            Filed July 19, 2021
                                                            File No. 333-257999

       Dear Ms. Ricciardi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1, Filed July 19, 2021

       Exhibits

   1.                                                   Please file the
Restrictive Covenant Agreements with Ms. Ricciardi and Mr. O   Brien
                                                        pursuant to Item 601 of
Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Lisa Ricciardi
COGNITION THERAPEUTICS INC
July 21, 2021
Page 2

       You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,
FirstName LastNameLisa Ricciardi
                                                        Division of Corporation
Finance
Comapany NameCOGNITION THERAPEUTICS INC
                                                        Office of Life Sciences
July 21, 2021 Page 2
cc:       Rachael M. Bushey, Esq.
FirstName LastName